Filed by: Overseas Series, a series of

Manning & Napier Fund, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, and deemed filed

pursuant to Rule 14a-6 and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: World Opportunities Series,

a series of Manning & Napier Fund, Inc.

File Number of the Related

Registration Statement: 333-225863

As a shareholder in the Manning & Napier World Opportunities Series, you will be receiving a proxy statement/prospectus in the mail in the coming weeks regarding a shareholder meeting on September 18, 2018 to consider a proposal to merge the World Opportunities Series into the Overseas Series. Additionally, as the meeting date nears you may receive additional mailings or telephone calls from our proxy vendor asking you to vote your shares if you have not already done so. We wanted to provide you with advance notice of this in the event a representative contacts you on our behalf.

The proxy materials will include several important points for you to consider regarding the merger, including an expected decrease in annual operating expenses, based on current asset levels. Should you have any questions regarding the proposal, please reach out to your Manning & Napier representative.

Please read the proxy statement/prospectus carefully when you receive it because it contains important information regarding the merger. The proxy statement/prospectus is available at proxyonline.com/docs/manningandnapier2018.pdf. The proxy statement/prospectus will be mailed on or about July 30, 2018 to all shareholders eligible to vote on the merger.

Filed by: Overseas Series, a series of

Manning & Napier Fund, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: World Opportunities Series,

a series of Manning & Napier Fund, Inc.

File Number of the Related

Registration Statement: 333-225863

Proxy Talking Points (Internal Use Only):

•

Shareholders are being asked to approve a reorganization, or merger, of the World Opportunities Series into the Overseas Series. If approved, World Opportunities shareholders will become shareholders of Class S of the Overseas Series.

•

The investment objective, investment policies, principal investment strategies and principal risks of the Overseas Series are substantially similar to those of the World Opportunities Series. However, unlike the World Opportunities Series, the Overseas Series imposes restrictions with respect to its investments in U.S. issuers, investments in any one country and investments in emerging market countries. These exposure limits will not change in connection with the merger. Despite these differences, the portfolio holdings of the two funds have historically been very similar.

•	Both funds are managed by the Non-U.S. Core Team.

•	The advisory fee of the Overseas Series is lower than the advisory fee for the World Opportunities Series.

•

Based on current asset levels, the expense ratio of the Overseas Series is expected to be lower than the current expense ratio of the World Opportunities Series. After fee waivers, World Opportunities Series shareholders will see a 0.05% expense ratio reduction as a result of the merger because the contractual expense cap on the Overseas Series is 0.05% lower than the contractual expense cap on the World Opportunities Series.

•

The merger will combine two smaller funds into a larger combined fund, which is expected to have a more diversified shareholder base, and greater potential for future economies of scale that could benefit shareholders if certain fixed costs can be spread across a larger asset base. There can be no guarantee, however, that these expected results will be achieved.

•	The merger is not a taxable event for the World Opportunities Series or its shareholders.

•	Shareholders will not bear any of the costs associated with the merger.

•	Overseas shareholders do not need to take any action. The proposal only requires approval by the World Opportunities shareholders.

•	The Board of Directors of the Fund unanimously determined that the merger will benefit the World Opportunities Series and its shareholders and recommends that shareholders vote FOR the proposal.